EXHIBIT (a)(1)(v)

[NWY LETTERHEAD]

Highlights of the New York & Company Stock Option Exchange Program

Introducing the Option Exchange Program

The Option Exchange Program is a one-time offer to exchange Eligible Options for Replacement Options to purchase fewer shares at a lower exercise price.

Stock options enable you to benefit when the market price of New York & Company common stock exceeds the exercise price of your exercisable options. Some outstanding New York & Company stock options are substantially “underwater” (meaning that the exercise price is greater than the current market price). To help restore the value of these stock options, New York & Company is offering you the opportunity to exchange certain underwater options that you currently hold for Replacement Options to purchase fewer shares at a lower exercise price, as explained in detail below. If you exchange Eligible Options, they will be cancelled and Replacement Options will be issued in their place.

This brochure provides a general description of the Offer and includes information you should consider when making your decision to participate in the Option Exchange Program.

For complete details on the Option Exchange Program, please read the Offering Memorandum included in this mailing. Many concepts and terms used in this brochure are further described and defined in the Offering Memorandum. Please read the Offering Memorandum in its entirety. If you need another copy of the Offering Memorandum, please send an e-mail directly to OptionExchange@nyandcompany.com or call (212) 884-2644, where you will be able to leave a voice message.

Your Participation is Voluntary

It is entirely your decision whether or not to participate in the Option Exchange Program. This is a one-time offer that opens on June 1, 2009 at 5:00 p.m. EDT and is expected to close on June 29, 2009 at 5:00 p.m. EDT, subject to stockholder approval at the Company’s 2009 Annual Meeting. You must complete and submit your Election Form to us before the Offer closes regardless of whether you accept or decline the offer to exchange Eligible Options.

Key Dates

Date	Action
June 1, 2009 (5:00 p.m. EDT)	Offer opens

June 1 — June 29, 2009	Election period

June 29, 2009 (5:00 p.m. EDT)	Offer ends

June 29, 2009	Eligible Options tendered and accepted for exchange and not withdrawn are cancelled and Replacement Options are granted

Note that dates for election period and grant of Replacement Options may change. In addition, we may, in our sole discretion, decide to terminate this Offer at any time prior to the expiration of this Offer.

Option Exchange Program At-a-Glance

These are the basic provisions of the New York & Company Option Exchange Program. This summary is qualified in its entirety by reference to the Offering Memorandum included in this mailing.

Provision	Description
Eligible Associates	You will generally be eligible to participate in the Option Exchange Program if you are an active associate of New York & Company holding at least one Eligible Option as of:
• The day the Offer opens (June 1, 2009),
• The day the Offer ends (currently expected to be June 29, 2009), and
• The grant date of the Replacement Options (currently expected to be June 29, 2009).

Ineligible Associates

You are ineligible to participate in the Option Exchange Program if you are the Chief Executive Officer of the Company, a member of the Company’s board of directors, a retiree or a terminated associate, or you have submitted or received a notice of termination on, or prior to, the date the new options are granted.

Eligible Options

Any stock options outstanding at June 1, 2009 with an exercise price equal to or greater than $12.43 are eligible. Check your personalized information in the materials included in this mailing for details on your Eligible Options.

Number of Shares that may be Purchased with Replacement Options

The number of shares that may be purchased with the Replacement Options will be calculated using an exchange ratio that will give Eligible associates who elect to participate in the Option Exchange Program Replacement Options that have an estimated value equal to that of their exchanged options, calculated as of the date this offer expires, which is currently expected to be June 29, 2009. The exchange ratio will vary for different option grants.

Exercise Price of Replacement Options	The exercise price of the Replacement Options will be the closing price of New York & Company stock on the NYSE on the grant date, which is expected to be June 29, 2009.

Expiration Date of Replacement Options	Each Replacement Option grant will have the same expiration date as the Eligible Option grant for which it was exchanged.

Vesting of Replacement Options

Replacement Options will have the same vesting schedule as the tendered Eligible Options, except that the vesting schedule for any options that are already vested or that will vest prior to the expiration date or that will vest within two years of the new option grant date will be reset such that those options will vest upon the two-year anniversary of the new option grant date, so long as the eligible optionholder continues to provide services to the Company during the two-year period.  Because we expect to grant the Replacement Options on the same day that the exchange offer expires, the new option grant date should be the same as the expiration date of the exchange offer.  If the expiration date is extended, then the new option grant date will be similarly extended.  Please see “Question 7. How are Replacement Options different from Eligible Options?” under “Summary Term Sheet” in the Offering Memorandum for an example of a Replacement Option vesting schedule.

Grant-by-Grant Exchange

If you hold more than one Eligible Option grant, you may choose which, if any, Eligible Option grants to exchange. Each Eligible Option grant you exchange must be exchanged in its entirety. For information concerning your specific Eligible Option grants, please see the personalized Election Form in the materials included in this mailing.

Election Period

You may elect to exchange your Eligible Options anytime between 5:00 p.m. EDT on June 1, 2009 and 5:00 p.m. EDT on June 29, 2009. You must continue to be an Eligible Associate at the time the Offer ends and at the time the Replacement Options are granted in order for your exchange election to be valid. Exchange elections received after 5:00 p.m. EDT on June 29, 2009 will not be valid.

Grant Date of Replacement Options	We expect that options you elect to exchange will be cancelled and Replacement Options will be granted on June 29, 2009 (the day the Offer expires), unless the Offer is extended.

How to Exchange Your Options

Please read the following instructions for completing your exchange election. You should complete your exchange election by signing and returning the personalized Election Form that was mailed to you.

If you choose not to exchange your Eligible Options, you will continue to hold your Eligible Options at their current exercise price until you exercise them, or until they expire or, in the case of certain terminations of employment, are otherwise forfeited.

Step 1: Get Ready

•              Carefully read all materials related to the Option Exchange Program, including the following:

•             Offering Memorandum

•             Communication to Eligible New York & Company Associates Announcing the Opening of the New York & Company Stock Option Exchange Program, delivered via email on June 1, 2009

•             Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2009

•             These Highlights of the New York & Company Stock Option Exchange Program

•             Election Form

•              Review the information on your Eligible Options in your personalized Election Form.

•              If you have questions about the Option Exchange Program, you can:

•             Call (212) 884-2644, where you will be able to leave a voice message.

•             E-mail your questions to: OptionExchange@nyandcompany.com.

•              Consult your personal financial and tax advisors.

Step 2: Make Your Election

Complete the Election Form that was mailed to you and, (1) mail it in the self-addressed, stamped envelope to: New York & Company, Attn: Option Exchange Program, 450 West 33rd Street, New York, NY 10117-0131, or (2) by inter-office or hand mail to New York & Company Human Resources Department, or (3) scan the completed and signed Election Form and e-mail it to: OptionExchange@nyandcompany.com.  Remember, your completed Election Form must be RECEIVED by New York & Company by 5:00 p.m. EDT on June 29, 2009. Election Forms received after this time will not be valid and your options will not be exchanged.

Changing Your Election

You may change your election at any time up to the close of the Offer at 5:00 p.m. EDT on June 29, 2009. To do so, call (212) 884-2644 or e-mail OptionExchange@nyandcompany.com and request a new Election Form. Return the completed new Election Form by (1) mailing it in the stamped, self-addressed envelope to: New York & Company, Attn: Option Exchange Program, 450 West 33rd Street, New York, NY 10117-0131, or (2) by inter-office or hand mail to New York & Company Human Resources Department, or (3) scanning the completed and signed new Election Form and e-mailing it to: OptionExchange@nyandcompany.com.  Your new Election Form must be RECEIVED by New York & Company by 5:00 p.m. EDT on June 29, 2009. New Election Forms received after this time will not be valid and your change will not be effective.

Find Answers to Your Questions

If you have questions after reading all of the materials, please send an e-mail directly to OptionExchange@nyandcompany.com or call (212) 884-2644.

Important Legal Information

In order to participate in this Option Exchange Program, you must follow the instructions in the Offering Memorandum. You must be an Eligible Associate to participate in the Option Exchange Program, as fully described in the Offering Memorandum. Only certain outstanding New York & Company stock options are eligible to be exchanged. These Eligible Options are fully described in the Offering Memorandum.

The Offering Memorandum contains valuable information that may help you decide whether or not to participate in the Option Exchange Program. For complete terms and conditions, please review the Offering Memorandum. If there is any discrepancy between this material and the Offering Memorandum, the Offering Memorandum will govern. Participation in the Option Exchange Program does not constitute a contract of employment or otherwise guarantee employment with New York & Company. Subject to stockholder approval at the Company’s 2009 Annual Meeting, this will be a one-time offer to exchange Eligible Options in order to receive a lesser number of Replacement Options with a lower exercise price. New York & Company expects to cancel the Eligible Options offered for exchange and grant the Replacement Options on the date the Offer expires.

There can be no assurances that the price of our stock will increase and create value for holders of our stock options, or that exchanging Eligible Options for Replacement Options would be more advantageous than keeping the Eligible Options and not participating in the Option Exchange Program. New York & Company is not advising you as to whether or not to participate in the Option Exchange Program. Only you are responsible for deciding whether to exchange your Eligible Options. When you participate in a stock-based program, you take on a number of risks, including Company risk and market risk.

This material is for communication purposes only and is non-binding. New York & Company is not forecasting, in this or related materials, possible future increases, if any, in the value of New York & Company common stock.